CNHI | FY & Q4 2021 Results Review February 8, 2022 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation of the Iveco Group announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are included in this presentation, which is available on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

24.3 2.3% 26.1 5.3% Net Sales of Industrial Activities, $bn Adj EBIT Margin, % CNH Industrial | Key Results 2.8 / 1.8% “New” CNH Industrial starting Jan 1, 2022 CNH Industrial through Dec 31, 2021 2.2 / (8.5)% 3.1 / 2.9% 11.0 8.2% 10.9 8.1% 14.7 12.3% 31.6 6.7% Free Cash Flow of Industrial Activities(1), $bn Adjusted EPS(1), $ (1) Non-GAAP measures (definition and reconciliation in appendix)

An Innovative, Sustainable, and Efficient Company Positioning for the future Spin-off M&A Price/Cost Workplace Safety

Pre-Demerger

Fourth Quarter & Full Year | Financial Highlights

5

	Q4 2021		Metric	FY 2021		Commentary
Industrial Activities	$8.6bn	+6%	Net Sales (% chg. y-o-y)	$31.6	+30%	Net sales at $31.6bn, up 30% (28% at constant currency) with increases in all segments due to continued strong industry demand and price realization
Industrial Activities	16.8%	(80)bps	Gross Margin % (bps chg. y-o-y)	17.9%	+350bps	Gross profit up $2.2bn vs. 2020 and up $1.2bn vs 2019 Higher production and positive pricing offsetting raw material and supply chain cost Unfavorable mix in AG in Q4 2021, FPT down in sales and margin
Industrial Activities	$401mn	$(119)mn	Adjusted EBIT (1) ($ chg. y-o-y)	$2.1bn	+$1.6bn	Adjusted EBIT up $1.6bn, driven by profitability improvements in AG, CE and C&SV Adjusted EBIT margin at 6.7% up 440 bps for the year, down 180 bps vs Q4 2020
Industrial Activities	$1.8bn	$(523)mn	Free Cash Flow (1) ($ chg. y-o-y)	$1.8bn	$(175)mn	Free Cash Flow was positive $1.8bn due to the strong operating performance Industrial Activities net cash at $0.3bn, a decrease of $0.5bn from Sep 30, 2021
Consolidated	$0.25	$(0.05)	Adjusted Diluted EPS (1) ($ chg. y-o-y)	$1.35	+1.07	Adjusted Net Income $1.9bn (adjusted net income of $437mn in FY 2020) $1.35 Adj. diluted EPS, higher than any historical full year performance
Consolidated	$12.1bn	$(1.3)bn	Available Liquidity (1) ($ chg. vs. previous period)	$12.1bn	$(3.7)bn	Available Liquidity at $12.1bn (liquidity on LTM revenues ratio at 36%)

Board to propose an annual cash dividend of €0.28 per common share for AGM approval

(1) Non-GAAP measures (definition and reconciliation in appendix)

February 8, 2022

CNH INDUSTRIAL

FY & Q4 2021 Results Review

Full Year 2021 | Financial Services Net Income ($mn) (**) RoA defined as: EBIT / average managed assets annualized Profitability Ratios Managed Portfolio (*) & Retail Originations (*) Delinquencies on Book (>30 Days) (*) Including unconsolidated JVs Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2018 2019 2020 2021 Gross Margin / Average Assets on Book ROA (**) $26.6bn $26.7bn December 31, 2020 December 31, 2021 Retail Wholesale Operating Lease Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2018 2019 2020 2021 FY 2021 FY 2020 FY ’21 retail originations at $11.4bn, up $1.4bn compared to December 31, 2020 Managed portfolio* at $26.7bn, relatively flat compared to December 31, 2020 (up $1.2bn on a constant currency basis)

Full Year 2021| Net Industrial Cash, Free Cash Flow Change in Working Capital TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL FY 2021 FY 2020 Cash inflow Cash outflow (58) ($mn) ($mn) Net (Debt) / Cash and Free Cash Flow by quarter Industrial Activities (*) Net (Debt) / Cash IA ($bn) Free Cash Flow IA ($bn) 0.3 1.8 786 2,993 (559) (58) 94 (706) (13) (188) (2,061) 288 Dec 31, 2020 IA | ADJ EBITDA CASH INTEREST AND TAXES CHANGE IN WORKING CAPITAL CHANGE IN PROVISIONS & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES DIVIDENDS & EQUITY CHANGES FX & OTHER Dec 31, 2021 Free cash flow of Industrial Activities (*) 1,751 o/w $2.3bn M&A activity (*) Non-GAAP measures (reconciliation in appendix) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases.

CNHI excluding Iveco Group FY & Q4 2021 – Pro Forma

Excl. Iveco Group

Financial Summary (Pro Forma) (1)

9

	Q4 2021	FY 2021	FY 2020	FY 2019
Pro Forma Combined Off-Highway Business (under U.S. GAAP)				
Revenues ($mn)	**5,480**	**19,496**	**14,779**	**15,535**
Financial Services	478	1,672	1,660	1,789
Net Sales | Industrial Activities ($mn)	**4,994**	**17,802**	**13,083**	**13,708**
Agriculture	4,150	14,721	10,923	10,959
Construction	844	3,081	2,170	2,768
Net Income (Loss) ($mn)	**464**	**1,801**	**(198)**	**797**
Net Income (Loss) attributable to Controlling interest	462	1,792	(212)	785
Diluted EPS ($)	**0.34**	**1.32**	**(0.16)**	**0.58**
Non – GAAP (2)				
Adjusted EBIT | Industrial Activities ($mn)	**378**	**1,763**	**583**	**878**
Agriculture	414	1,810	880	897
Construction	20	90	(184)	51
Adjusted EBIT Margin | Industrial Activities (%)	**7.6%**	**9.9%**	**4.5%**	**6.4%**
Adjusted Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates ($mn)	444	2,036	690	1,016
Adjusted Net Income ($mn)	**408**	**1,747**	**586**	**876**
Adjusted net income attributable to Controlling interest	406	1,738	572	864
Adjusted Diluted EPS ($)	**0.30**	**1.28**	**0.42**	**0.64**
Free Cash Flow | Industrial Activities ($mn)	**1,225**	**1,928**	**2,088**	**(58)**
	Dec 31, 2021	**Dec 31, 2021**	**Dec 31, 2020**	**Dec 31, 2019**
Net Industrial Cash (Debt) ($mn)	**(1,126)**	**(1,126)**	**(893)**	**(2,575)**
Available Liquidity ($mn)	**10,521**	**10,521**	**13,884**	**9,241**

(1) Basis of presentation included in reconciliations section

(2) Non-GAAP measures (definition and reconciliation in reconciliations section)

Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated and are pro forma unaudited

February 8, 2022

CNH INDUSTRIAL

FY & Q4 2021 Results Review

(354) 2021 | Ind. Activities Adj EBIT walk by driver (Pro Forma) (1) 583 949 1,280 (790) (166) (141) 73 (25) 1,763 Adj. EBIT (2) FY20 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (2) FY21 9.9% 4.5% Note: Numbers may not add due to rounding Note | p.p. change vs. FY 2020 FY Q4 102 445 (406) (62) (40) 6 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER AG CE 823 126 1,005 275 (94) (23) (131) (10) 71 2 22.4% +3.3pp 12.3% +4.2pp 12.7% +9.0pp 2.9% +11.4pp Gross Margin Adj EBIT % (696) (143) AG CE 98 4 374 71 (52) (9) (38) (2) 7 (1) 20.3% (0.7)pp 10.0% (1.1)pp 12.3% +1.1pp 2.4% +1.1pp (53) Gross Margin Adj EBIT % (1) Basis of presentation included in reconciliations section (2) Non-GAAP measures (definition and reconciliation in reconciliations section)

Full Year 2021 | FCF, Net Industrial (Debt), Debt Maturity Profile (1) (893) 2,058 (376) 248 395 (360) (37) (188) (1,973) (1,126) Dec 31, 2020 IA | ADJ EBITDA CASH INTEREST AND TAXES CHANGE IN WORKING CAPITAL CHANGE IN PROVISIONS & OTHERS PP&E CAPEX OTHER CHANGES DIVIDENDS & EQUITY CHANGES FX & OTHER Dec 31, 2021 Free cash flow of Industrial Activities (*) 1,928 ($mn) o/w $2.3bn M&A activity Debt Maturity Profile 10.5 2.5 2.4 2.3 1.0 1.8 2.0 Dec-end ’21 2022 2023 2024 2025 2026 Beyond Available Liquidity (***) ($bn) Undrawn M/T unsecured Committed Lines Cash Bank Debt Capital Market Other (*) Non-GAAP measures (reconciliation in appendix) (**) Represents cash portion of debt maturities as of Dec 31st , 2021 (***) Of which $0.8bn Restricted Cash Net (Debt) / Cash and FCF 2019-2021 Industrial Activities Net (Debt) / Cash IA ($bn) Free Cash Flow IA ($mn) Debt Maturity Schedule (**) ($12.0bn) (1) Basis of presentation included in reconciliations section

A Simpler and Stronger Company with a Laser Focus on Execution Differentiated, Customer Focused Technology Capabilities On-Highway Vehicles & Equipment CEO | Remarks Note: Augmenta, Monarch Tractor and Bennamann Ltd. are not controlled companies.

FY 2021 | Unit Performances vs. FY 2020 NOTE: Total Industry Volume % change FY 2021 vs. FY 2020 reflecting aggregate for key markets where Company competes. Regional split definition in Appendix * YoY change for orders to be built as of end of December 2021 North America Europe South America Rest of World Worldwide Tractors 10% 16% 22% 15% 14% 23% Combines 25% 17% 19% 19% 19%           Light 24% 18% 72% 0% 13% Heavy 17% 21% 96% 10% 16% 0-140 HP 140+ HP TRACTORS COMBINES LIGHT Heavy COMPANY INVENTORY DEALER INVENTORY RETAIL PRODUCTION Industry Company Up 2.1x Order Book* Up 1.5x Order Book* Up 2.4x Order Book* Up 2.4x Order Book*

Full Year 2022E | Industry Unit vs. FY 2021 (Estimates) North America Europe South America Rest of World Worldwide Tractors Flat Flat - 5% Flat - 5% (5%) - Flat Flat ~15% Combines ~10% Flat - 5% Flat - 5% Flat - 5% Flat - 5% Light Flat - 5% Flat - 5% Flat - 5% (10%) - (5%) (5%) - Flat Heavy Flat - 5% Flat - 5% Flat - 5% (10%) - (5%) (10%) - (5%) 0-140 HP 140+ HP NOTE: Total Industry Volume % change FY 2022E vs. FY 2021 reflecting aggregate for key markets where Company competes Regional split definition in Appendix

Full Year 2022E | Initial Guidance Guidance Industrial Activities Net Sales (*) (including currency translation effects) Up 10 - 14% SG&A ≤ 7.5% of Net Sales Free Cash Flow Positive in excess of ~$1.0bn R&D At ~ $1.4bn Capex (*) Net Sales outlook reflecting €/$ at 1.20 This guidance assumes no further significant disruptions due to lockdown policies in main jurisdictions H1 ’22E to remain impacted by supply chain constraints

CNHI | CMD – SAVE THE DATE CNH Capital Markets Day February 22, 2022 11am – 4pm EST Miami Beach, Florida Presentations by members of the Senior Leadership Team Q&A session Product / Technology exhibits Live webcast will begin at: 12 p.m. EST / 5 p.m. GMT / 6 p.m. CET Join us to see what we have in store for the future

Appendix

Fourth Quarter 2021 | Financials by Segment REVENUES GROSS PROFIT Adj. EBIT Adj. EBIT Margin % D&A Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20 AG 4,150 3,425 844 718 414 379 10.0% 11.1% 66 61 CE 844 752 104 84 20 10 2.4% 1.3% 11 12 C&SV 3,256 3,290 386 415 55 110 1.7% 3.3% 119 150 PT 945 1,204 96 190 23 110 2.4% 9.1% 30 32 E&O (643) (636) 6 8 (111) (89)     - - IA 8,552 8,035   1,436 1,415 401 520 4.7% 6.5% 226 255 FS 533 485   190 147 E&O (13) (19)   - - Total 9,072 8,501   1,626 1,562 Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix) All numbers reported in US GAAP and USD, C&SV and PT will report in IFRS and EUR under Iveco Group

Fourth Quarter 2021 | Net Sales and Adj EBIT breakdown Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) Net Sales Split IA | Adj. EBIT Walk Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20 NA 1,489 1,132 NA 445 361 NA n.m. n.m. NA 52 35 EU 1,269 1,241 EU 127 140 EU 2,611 2,684 EU 636 833 SA 761 511 SA 142 99 SA 323 201 SA 87 62 RoW 631 541 RoW 130 152 RoW 294 376 RoW 170 274 Tractors 53% 61% Heavy 42% 46% Trucks 72% 67% Engines 88% 90% Combines 26% 20% Light 54% 51% Buses 19% 22% Transm. 2% 1% Others 21% 19% Others 4% 3% Others 9% 11% Axles 10% 9% (*) PT Pricing net within Volume & Mix Adj. EBIT (1) Q4 20 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) Q4 21 IA 520 40 540 (539) (83) (72) 17 (22) 401 AG 379 98 374 (354) (53) (38) 7   414 CE 10 4 71 (52) (9) (2) (1)   20 C&SV 110 (2) 94 (106) (20) (38) 16   55 PT (*) 110 (60)   (27) (1) 5 (5)   23 AG CE C&SV PT Note: Numbers may not add due to rounding All numbers reported in US GAAP and USD, C&SV and PT will report in IFRS and EUR under Iveco Group

FY 2021 | Financials by Segment REVENUES GROSS PROFIT Adj. EBIT Adj. EBIT Margin % D&A FY 21 FY 20 FY 21 FY 20 FY 21 FY 20 FY 21 FY 20 FY 21 FY 20 AG 14,721 10,923 3,295 2,087 1,810 880 12.3% 8.1% 255 250 CE 3,081 2,170 392 81 90 (184) 2.9% (8.5%) 38 46 C&SV 12,160 9,421 1,418 835 282 (109) 2.3% (1.2%) 465 493 PT 4,419 3,629 567 480 256 233 5.8% 6.4% 119 120 E&O (2,759) (1,858) (1) 12 (324) (268)     - - IA 31,622 24,285   5,671 3,495 2,114 552 6.7% 2.3% 879 911 FS 1,870 1,823   724 615 E&O (64) (76)   - - Total 33,428 26,032   6,395 4,110 Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding All numbers reported in US GAAP and USD, C&SV and PT will report in IFRS and EUR under Iveco Group

FY 2021 | Net Sales and Adj EBIT breakdown Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) Net Sales Split IA | Adj. EBIT Walk FY 21 FY 20 FY 21 FY 20 FY 21 FY 20 FY 21 FY 20 NA 5,123 3,794 NA 1,439 961 NA n.m. n.m. NA 177 111 EU 4,715 3,854 EU 570 417 EU 9,631 7,628 EU 3,038 2,446 SA 2,350 1,486 SA 501 321 SA 1,095 572 SA 355 178 RoW 2,533 1,789 RoW 571 471 RoW 1,330 1,141 RoW 849 894 Tractors 56% 58% Heavy 45% 46% Trucks 78% 72% Engines 89% 91% Combines 24% 21% Light 51% 50% Buses 15% 20% Transm. 2% 1% Others 20% 21% Others 4% 4% Others 7% 8% Axles 9% 8% (*) PT Pricing net within Volume & Mix Adj. EBIT (1) FY 20 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) FY 21 IA 552 1,561 1,525 (1,075) (281) (278) 167 (56) 2,114 AG 880 823 1,005 (696) (143) (131) 71   1,810 CE (184) 126 275 (94) (23) (10) 2   90 C&SV (109) 456 244 (193) (91) (109) 83   282 PT (*) 233 156   (92) (24) (28) 11   256 AG CE C&SV PT Note: Numbers may not add due to rounding All numbers reported in US GAAP and USD, C&SV and PT will report in IFRS and EUR under Iveco Group

Capex and R&D (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases FY 2021 FY 2020 Investments in property, plant and equipment, and intangible assets (1) 706 481 Breakdown by Category NEW PRODUCT & TECHNOLOGY 39% 47% MAINTENANCE & OTHER 49% 51% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 12% 2% Breakdown by Segment AGRICULTURE 43% 39% CONSTRUCTION 8% 9% COMMERCIAL & SPECIALTY VEHICLES 31% 33% POWERTRAIN 18% 19% Research and Development 1,236 932 Total spending (Capex + R&D) in new products 1,080 743 Breakdown by Trend DIGITALIZATION; ELECTRIFICATION; AUTONOMOUS & TELEMATICS 49% 54% REGULATORY 16% 20% OTHER NEW PRODUCTS 35% 26% ($mn) All numbers reported in US GAAP and USD, C&SV and PT will report in IFRS and EUR under Iveco Group

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding ($mn) Outstanding Dec 31, 2021 2022 2023 2024 2025 2026 Beyond 2.8 Bank Debt 1.7 0.4 0.4 0.1 0.1 0.1 9.7 Capital Market 1.3 2.0 1.9 0.9 1.7 1.9 0.2 Other Debt 0.2 0.0 0.0 0.0 0.0 0.0 12.7 Cash Portion of (Debt) Maturities 3.2 2.4 2.3 1.0 1.8 2.0 of which Industrial Activities 0.2 1.0 0.9 0.8 0.6 1.9 of which Financial Services 3.0 1.4 1.4 0.2 1.2 0.1 6.9 Cash & Cash Equivalents 0.9 of which restricted cash 0.1 Other Current Financial Assets (1) 5.2 Undrawn Committed credit lines 12.1 Total Available Liquidity (1) This item includes short-term deposits and investments towards high-credit rating counterparties

Reconciliations

Pre-Demerger

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

25

($mn)		Q4 2021 AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income							**307**
Less:	Consolidated Income tax (expense) benefit						82
Consolidated Income before taxes							**225**
Less:	**Financial Services**						
	Financial Services Net income						112
	Financial Services Income taxes						23
Add back of the following Industrial Activities items:							
	Interest expenses, net of interest income and eliminations						55
	Foreign exchange (gains) losses, net						21
	Finance and non-service component of Pension and other post-employment benefit costs (1)						(37)
Adjustments for the following Industrial Activities items:							
	Restructuring expenses	12	2	28	-	-	42
	Other discrete items (2)	-	-	-	-	210	210
	Nikola investment fair value adjustment	-	-	-	-	20	20
Adjusted EBIT of Industrial Activities		**414**	**20**	**55**	**23**	**(111)**	**401**

(1) In the three months ended December 31, 2021, this item includes the pre-tax gain of $29 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. In the three months ended December 31, 2021 this item also includes a pre-tax gain of $5 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S.

(2) In the three months ended December 31, 2021, this item also includes $146 million separation and transaction costs incurred in connection with the spin-off of the Iveco Group Business (the Demerger), a charge of $51 million for transaction costs related to the acquisition of Raven, as well as a gain of $12 million for a fair value adjustment of Monarch investment and a loss of $25 million due to the valuation at their recoverable amount of certain assets classified as held for sale.

All numbers reported in US GAAP and USD, C&SV and PT will report in IFRS and EUR under Iveco Group

February 8, 2022

CNH INDUSTRIAL

FY & Q4 2021 Results Review

Pre-Demerger

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

26

($mn)	Q4 2020 AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income						**187**
Less: Consolidated Income tax (expense) benefit						(28)
Consolidated Income before taxes						**215**
Less: Financial Services						
Financial Services Net income						60
Financial Services Income taxes						9
Add back of the following Industrial Activities items:						
Interest expenses, net of interest income and eliminations						63
Foreign exchange (gains) losses, net						23
Finance and non-service component of Pension and other post-employment benefit costs (1)						99
Adjustments for the following Industrial Activities items:						
Restructuring expenses	4	4	7	15	-	30
Other discrete items (2)	-	-	24	-	1	25
Nikola investment fair value adjustment	-	-	-	-	134	134
Adjusted EBIT of Industrial Activities	**379**	**10**	**110**	**110**	**(89)**	**520**

(1) In the three months ended December 31, 2020, this item includes the pre-tax gain of $29 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. In the three months ended December 31, 2020 this item also included a pre-tax non-cash settlement charge of $124 million resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2) In the three months ended December 31, 2020, this item included the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

All numbers reported in US GAAP and USD, C&SV and PT will report in IFRS and EUR under Iveco Group

February 8, 2022

CNH INDUSTRIAL

FY & Q4 2021 Results Review

Pre-Demerger

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

27

($mn)	FY 2021 AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income						**1,760**
Less: Consolidated Income tax (expense) benefit						(342)
Consolidated Income before taxes						**2,102**
Less: **Financial Services**						
Financial Services Net income						420
Financial Services Income taxes						125
Add back of the following Industrial Activities items:						
Interest expenses, net of interest income and eliminations						235
Foreign exchange (gains) losses, net						51
Finance and non-service component of Pension and other post-employment benefit costs (1)						(141)
Adjustments for the following Industrial Activities items:						
Restructuring expenses	20	15	37	2	-	74
Other discrete items (2)	-	-	(55)	-	255	200
Nikola investment fair value adjustment	-	-	-	-	138	138
Adjusted EBIT of Industrial Activities	1,810	90	282	256	(324)	2,114

(1) In the years ended December 31, 2021, this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. In the year ended December 31, 2021, this item also includes a pre-tax gain of $5 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S.

(2) In the year ended December 31, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column "Commercial and Specialty Vehicles". This item also includes $185 million separation and transaction costs in connection with the spin-off of the Iveco Group Business (the Demerger), a charge of $57 million for transaction costs related to the acquisition of Raven, as well as a gain of $12 million for a fair value adjustment of Monarch investment and a loss of $25 million due to the valuation at their recoverable amount of certain assets classified as held for sale.

All numbers reported in US GAAP and USD, C&SV and PT will report in IFRS and EUR under Iveco Group

February 8, 2022

CNH INDUSTRIAL

FY & Q4 2021 Results Review

Pre-Demerger

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

28

($mn)	FY 2020					
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	**Industrial Activities**
Consolidated Net income (loss)						**(438)**
Less: Consolidated Income tax (expense) benefit						50
Consolidated Income (loss) before taxes						**(488)**
Less: Financial Services						
Financial Services Net income						249
Financial Services Income taxes						83
Add back of the following Industrial Activities items:						
Interest expenses, net of interest income and eliminations						244
Foreign exchange (gains) losses, net						45
Finance and non-service component of Pension and other post-employment benefit costs (1)						14
Adjustments for the following Industrial Activities items:						
Restructuring expenses	13	9	11	16	-	49
Goodwill impairment charge	-	-	-	-	585	585
Other discrete items (2)	176	72	313	-	8	569
Nikola investment fair value adjustment	-	-	-	-	(134)	(134)
Adjusted EBIT of Industrial Activities	880	(184)	(109)	233	(268)	552

(1) In the years ended December 31, 2020, this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. In the year ended December 31, 2020 this item also included a pre-tax non-cash settlement charge of $124 million resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2) In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets, asset optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

All numbers reported in US GAAP and USD, C&SV and PT will report in IFRS and EUR under Iveco Group

February 8, 2022

CNH INDUSTRIAL

FY & Q4 2021 Results Review

Pre-Demerger

Reconciliation of Total Debt to Net Debt (US GAAP)

29

($mn)	Consolidated		Industrial Activities		Financial Services	
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Third party debt	(23,745)	(26,053)	(5,365)	(7,271)	(18,380)	(18,782)
Intersegment notes payable	-	-	(798)	(1,017)	(1,055)	(856)
Total (Debt) (1)	**(23,745)**	**(26,053)**	**(6,163)**	**(8,288)**	**(19,435)**	**(19,638)**
Cash and cash equivalents	6,006	8,785	5,190	8,017	816	768
Restricted cash	856	844	146	99	710	745
Intersegment notes receivable	-	-	1,055	856	798	1,017
Other current financial assets(2)	63	94	63	94	-	-
Derivatives hedging debt	(3)	8	(3)	8	-	-
Net Cash (Debt) (3)	**(16,823)**	**(16,322)**	**288**	**786**	**(17,111)**	**(17,108)**

(1) Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $798 million and $1,017 million as of December 31, 2021 and 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $1,055 million and $856 million as of December 31, 2021 and 2020, respectively.
(2) This item includes short-term deposits and investments towards high-credit rating counterparties.
(3) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $(257) million and $161 million as of December 31, 2021 and 2020, respectively.

February 8, 2022

CNH INDUSTRIAL

FY & Q4 2021 Results Review

Reconciliation of Cash and cash equivalents to Available liquidity under U.S.-GAAP ($mn) December 31, 2021 December 31, 2020 Cash and cash equivalent 6,006 8,785 Restricted cash 856 844 Undrawn committed facilities 5,224 6,148 Other current financial assets(1) 63 94 Available liquidity 12,149 15,871 (1) This item includes short-term deposits and investments towards high-credit rating counterparties Fourth Quarter 2021

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($mn) Q4 2021 Q4 2020 FY 2021 FY 2020 Net cash provided by (used in) Operating Activities 2,190 2,766 4,082 5,529 Less: Cash flows from Operating Activities of Financial Services net of eliminations 94 256 (975) (2,214) Change in derivatives hedging debt of Industrial Activities and other 99 (24) 91 (15) Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (217) (354) (728) (687) Operating cash flow of Industrial Activities 2,166 2,644 2,470 2,613 Investments in property, plant and equipment, and intangible assets of Industrial Activities (345) (253) (706) (481) Other changes (1) 21 (26) (13) (206) Free cash flow of Industrial Activities 1,842 2,365 1,751 1,926 (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments Fourth Quarter 2021

Fourth Quarter 2021 Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP ($mn) FY 2021   FY 2020   Q4 2021   Q4 2020   1,760 (438) Net income (loss) 307 187 311 1,051 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 240 261 (13) 24 Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates - 24 (178) (200) Adjustments impacting Income tax (expense) benefit (b) (200) (40) 1,880 437 Adjusted net income (loss) 347 432 1,843 379 Adjusted net income (loss) attributable to CNH Industrial N.V. 342 409 1,361 1,352 Weighted average shares outstanding – diluted (million) 1,363 1,353 1.35 0.28 Adjusted diluted EPS ($) 0.25 0.30         1,980 (505) Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 196 230 311 1,051 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 240 261 2,291 546 Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A) 436 491       (342) 50 Income tax (expense) benefit 82 (28) (178) (200) Adjustments impacting Income tax (expense) benefit (b) (200) (40) (520) (150) Adjusted income tax (expense) benefit (B) (118) (68)         23% 27% Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 27% 14%

Fourth Quarter 2021 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP FY 2021   FY 2020   Q4 2021   Q4 2020           (a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates         138 (134) Nikola investment fair value adjustment 20 134 74 49 Restructuring expenses 42 30 8 - Loss on repurchase of notes - - (119) (119) Pre-tax gain related to the 2008 modification of a healthcare plan in the U.S. (29) (29) (5) - Pre-tax gain related to the 2021 modifications of a healthcare plan in the U.S. (5) - - 125 Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations - 125 - 585 Goodwill impairment charge - - - 255 Other assets impairment charges - - - 282 Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments - - 187 8 Spin-off costs 148 1 (42) - Gain from the sale of 30.1% interest in Naveco - - 57 - Transaction costs for Raven acquisition 51 - (12) - Monarch investment fair value adjustment (12) - 25 - Impairment of certain assets held for sale 25 - - - Other discrete items - - 311 1,051 Total 240 261   (b) Adjustments impacting Income tax (expense) benefit (7) (106) Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (16) (32) (161) (82) Adjustment to valuation allowances on deferred tax assets (161) - (10) (12) Other (23) (8) (178) (200) Total (200) (40)

Basis of the Presentation The unaudited pro forma financial information provided in this presentation has been prepared to represent the combined historical results of operations, financial position and cash flows of the Off-Highway Business structure that will be controlled by CNH Industrial N.V. following the Demerger. The unaudited pro forma financial information presented excludes the Iveco Group financial information for all periods presented. This financial information has been derived from the consolidated financial statements and accounting records of CNH Industrial N.V.. The receivables/payables between CNH Industrial and Iveco Group primarily represent overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by CNH Industrial central treasury. Beginning with first quarter of 2022, the Iveco Group's financial results for periods prior to the Demerger will be reflected in CNH Industrial N.V. consolidated statement of income, retrospectively, as discontinued operations. Additionally, the related assets and liabilities associated with the discontinued operations in the prior year consolidated balance sheet will be classified as discontinued operations.   The unaudited pro forma financial information (1) is presented based on information currently available, (2) is intended for informational purposes only, (3) is not necessarily indicative of and do not purport to represent what the Off-Highway operating results would have been had the Demerger occurred as described or what the future operating results will be after giving effect to the Demerger and (4) does not reflect any actions that might be taken by management after the Demerger.

Net Income (Loss) to Adj. EBIT of Industrial Activities by Segment FY 2021 U.S. GAAP ($mn) Unaudited AG CE Unallocated Items, Elim. & Other Total Pro forma Combined Net income (loss) - - - 1,801 Less: Consolidated Income tax (expense) benefit - - - (229) Pro forma Combined Income (loss) before taxes - - - 2,030 Less: Financial Services Financial Services Net income - - - 349   Financial Services Income taxes - - - 107 Add back of the following Industrial Activities items:   Interest expenses, net of interest income and eliminations - - - 118 Foreign exchange (gains) losses, net - - - 1   Finance and non-service component of Pension and other post-employment benefit costs (1) - - - (143) Adjustments for the following Industrial Activities items:   Restructuring expenses 20 15 - 35 Other discrete items (2) - - 178 178 Adjusted EBIT of Industrial Activities 1,810 90 (137) 1,763 In the years ended December 31, 2021, and 2020, this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. In the year ended December 31, 2021, this item also includes a pre-tax gain of $5 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modification of a healthcare plan in the U.S. In the years ended December 31, 2020, this item also included a pre-tax non-cash settlement charge of $124 million resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations. In the year ended December 31, 2021, this item includes $133 million separation and transaction costs in connection with the spin-off of the Iveco Group Business (the Demerger), a charge of $57 million for transaction costs related to the acquisition of Raven, as well as a gain of $12 million for a fair value adjustment of Monarch investment. In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets..

Net Income (Loss) to Adj. EBIT of Industrial Activities by Segment This item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. This item also includes a pre-tax non-cash settlement charge of $124 million resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations. This item mainly includes impairment of intangible and other long-lived assets, asset optimization charges. FY 2020 U.S. GAAP ($mn) Unaudited AG CE Unallocated Items, Elim. & Other Total Pro forma Combined Net income (loss) - - - (198) Less: Consolidated Income tax (expense) benefit - - - (85) Pro forma Combined Income (loss) before taxes - - - (113) Less: Financial Services Financial Services Net income - - - 243   Financial Services Income taxes - - - 85 Add back of the following Industrial Activities items:   Interest expenses, net of interest income and eliminations - - - 140 Foreign exchange (gains) losses, net - - - 12   Finance and non-service component of Pension and other post-employment benefit costs (1) - - - 9 Adjustments for the following Industrial Activities items:   Restructuring expenses 13 9 - 22 Goodwill impairment charge - - 585 585 Other discrete items (2) 176 72 8 256 Adjusted EBIT of Industrial Activities 880 (184) (113) 583

Net Income (Loss) to Adj. EBIT of Industrial Activities by Segment This item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. This item also includes a $112 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations FY 2019 U.S. GAAP ($mn) Unaudited AG CE Unallocated Items, Elim. & Other Total Pro forma Combined Net income - - - 797 Less: Consolidated Income tax (expense) benefit - - - (159) Pro forma Combined Income before taxes - - - 956 Less: Financial Services Financial Services Net income - - - 274   Financial Services Income taxes - - - 87 Add back of the following Industrial Activities items:   Interest expenses, net of interest income and eliminations - - - 170 Foreign exchange (gains) losses, net - - - 2   Finance and non-service component of Pension and other post-employment benefit costs (1) - - - 46 Adjustments for the following Industrial Activities items:   Restructuring expenses 41 18 1 60 Other discrete items - - 5 5 Adjusted EBIT of Industrial Activities 897 51 (70) 878

FY 2021 – FY 2020 – FY 2019 Reconciliation of Adj. net income and Adj. income tax to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP U.S. GAAP ($mn) Unaudited FY 2021 FY 2020 FY 2019 Pro forma Combined Net income (loss) 1,801 (198) 797 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 97 869 92 Adjustments impacting Income tax (expense) benefit (b) (151) (85) (13) Adjusted net income 1,747 586 876 Adjusted net income attributable to CNH Industrial N.V. 1,738 572 864 Weighted average shares outstanding – diluted (million) 1,361 1,352 1,354 Adjusted Diluted EPS ($) 1.28 0.42 0.64 Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 1,939 (179) 924 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 97 869 92 Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A) 2,036 690 1,016   Income tax (expense) benefit (229) (85) (159) Adjustments impacting Income tax (expense) benefit (b) (151) (85) (13) Adjusted income tax (expense) benefit (B) (380) (170) (172)   Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 19% 25% 17%

FY 2021 – FY 2020 – FY 2019 Reconciliation of Adj. net income and Adj. income tax to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP U.S. GAAP ($mn) Unaudited FY 2021 FY 2020 FY 2019 (a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates Restructuring expenses 35 22 63 Loss on repurchase of notes 8 - 27 Pre-tax gain related to the 2008 modification of a healthcare plan in the U.S. (119) (119) (119) Pre-tax gain related to the 2021 modifications of a healthcare plan in the U.S. (5) - - Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations - 125 116 Goodwill impairment charge - 585 - Other assets impairment charges - 248 - Spin-off costs 133 8 5 Transaction costs for Raven acquisition 57 Monarch investment fair value adjustment (12) Other discrete items - - - Total 97 869 92   (b) Adjustments impacting Income tax (expense) benefit Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 13 (44) (9) Adjustment to valuation allowances on deferred tax assets (161) (40) - Other (3) (1) (4) Total (151) (85) (13)

FY 2021 – FY 2020 – FY 2019 FY 2021 FY 2020 FY 2019 Net cash provided by (used in) Operating Activities 3,198 4,189 995 Less: Cash flows from Operating Activities of Financial Services net of eliminations (947) (1,855) (747) Change in derivatives hedging debt of Industrial Activities and other 93 9 7 Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (19) (16) (10) Operating cash flow of Industrial Activities 2,325 2,327 245 Investments in property, plant and equipment, and intangible assets of Industrial Activities (360) (229) (287) Other changes (1) (37) (10) (16) Free Cash Flow of Industrial Activities 1,928 2,088 (58) Reconciliation of Net cash provided by (used in) Operating Activities to Free Cash Flow of Industrial Activities under U.S. GAAP U.S. GAAP ($mn) Unaudited (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Excl. Iveco Group

Full Year 2021 | Total (Debt) To Net (Debt)

41

U.S. GAAP ($mn) Unaudited	Consolidated			Industrial Activities			Financial Services		
	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019
Third party debt	(20,897)	(22,932)	(21,612)	(5,335)	(7,233)	(5,167)	(15,562)	(15,699)	(16,445)
Intersegment notes payable	-	-	-	(150)	(501)	(646)	(181)	(322)	(411)
Financial Payables vs. On-Highway	(3,986)	(4,348)	(3,815)	(3,764)	(4,169)	(3,679)	(222)	(179)	(136)
Total (Debt) (1)	(24,883)	(27,280)	(25,427)	**(9,249)**	(11,903)	(9,492)	**(15,965)**	(16,200)	(16,992)
Cash and cash equivalents	5,044	8,199	4,455	4,386	7,507	4,111	658	692	344
Restricted cash	801	788	850	128	85	111	673	703	739
Intersegment notes receivable	-	-	-	181	322	411	150	501	646
Financial Receivables vs. On-Highway	3,484	3,146	2,313	3,430	3,078	2,285	54	68	28
Other current financial assets(2)	1	10	-	1	10	-	-	-	-
Derivatives hedging debt	(3)	8	(1)	(3)	8	(1)	-	-	-
Net Cash (Debt) (3)	(15,556)	(15,129)	(17,810)	**(1,126)**	(893)	(2,575)	**(14,430)**	(14,236)	(15,235)

(1) Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $150 million and $501 million as of December 31, 2021 and 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $181 million and $322 million as of December 31, 2021 and 2020, respectively.
(2) This item includes short-term deposits and investments towards high-credit rating counterparties.
(3) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $31 million and $(179) million as of December 31, 2021 and 2020, respectively.

February 8, 2022

CNH INDUSTRIAL

FY & Q4 2021 Results Review

FY 2021 – FY 2020 – FY 2019 December 31, 2021 December 31, 2020 December 31, 2019 Cash and cash equivalents 5,044 8,199 4,455 Restricted cash 801 788 850 Undrawn committed facilities 5,177 6,089 5,438 Other current financial assets(1) 1 10 - Net (Debt) payable to Iveco Group (502) (1,202) (1,502) Available Liquidity 10,521 13,884 9,241 (*) Receivables vs On-Highway 3,484 3,146 2,313 Payables vs On-Highway (3,986) (4,348) (3,815) NET I/C (502) (1,202) (1,502) Reconciliation of Cash and cash equivalents to Available Liquidity under U.S. GAAP U.S. GAAP ($mn) Unaudited (1) This item includes short-term deposits and investments towards high-credit rating counterparties.

Geographic Information The composition of our regions part of the geographic information is as follow: North America: United States, Canada and Mexico; Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, and Balkans; South America: Central and South America, and the Caribbean Islands; and Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, and African continent and Middle East. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial’s non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. Unaudited Pro Forma Combined Financial Information: refers to the CNH Industrial as if the Demerger had happened in previous periods. It represents the combined historical results of operations, financial position and cash flows of the Off-Highway Business that is now controlled by CNH Industrial N.V. following the Demerger. It excludes the Iveco Group financial information for all periods presented and has been derived from the consolidated financial statements and accounting records of CNH Industrial N.V. The tables included in this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: noah.weiss@cnhind.com website: www.cnhindustrial.com Noah Weiss – Global Head of Investor Relations ( +1 (630) 887 – 3745